EXHIBIT 4.9
Non-Competition Agreement
     This Non-Competition Agreement (the “Agreement”) is entered into on this 12th day of April, 2007, by and among:
Qiao Xing Universal Telephone, Inc., a company incorporated in the British Virgin Islands, whose principal executive offices are at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China (the “PRC”) 516023 (“Xing”);
Qiao Xing Mobile Communication Co. Ltd., a company incorporated in the British Virgin Islands, whose principal executive offices are at 10th Floor CEC Building, 6 Zhongguancun South Street, Beijing, the PRC, 100086 (“QXM”);
Hui Zhou Qiao Xing Communication Industry, Ltd., a company incorporated in the PRC, whose principal executive offices are at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, the PRC, 516023, and which is a subsidiary of Xing (“HZQX”); and
Mr. Rui Lin Wu, chairman and chief executive officer of Xing, a citizen of the PRC, Passport number G08803824, whose business address is Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, the PRC, 516023 (“Mr. Wu”).
WHEREAS Xing beneficially owned 100% of QXM’s outstanding share capital as of March 1, 2007 and Mr. Wu and members of his family beneficially owned or controlled approximately 26.7% of the outstanding shares of Xing as of December 31, 2006.
NOW THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:
Article 1 The Business
1.1 The parties hereby agree that the core business of QXM (the “QXM Business”) is the design, manufacture and sale of all types of mobile handsets and related accessories, including but not limited to GSM, CDMA and 3G mobile handsets, as well as handsets that may contain commercial, entertainment, computing or other consumer electronics functions, or other distinctive functions such as medical, security, or other functions utilizing portable electronic devices, as determined from time to time by the board of directors of QXM.
Article 2 Covenants
2.1 Xing and Mr. Wu undertake that they will not use any information concerning QXM, its subsidiaries and affiliates, and their respective businesses, including, but not limited to, technology, financial forecasts, financial condition, operations, assets, liabilities and business strategy, that they currently or will in the future possess in any way that will be detrimental to the QXM Business and will also procure that any other person or entity with which they share such information will not take any action that will be detrimental to the QXM Business, provided, however, that nothing in this Article 2.1 shall prevent or hinder Xing from making such public disclosures and providing such information to regulatory authorities, including information regarding QXM and the QXM Business, as may be required to comply with the relevant U.S. securities laws and regulations and, requirements imposed by any relevant stock exchange or over-the-counter market. In addition, Xing and QXM shall in good faith coordinate investor relations activities so as to allow Xing to engage in investor relations activities consistent with other U.S. publicly listed companies, provided, however, that Xing shall obtain prior QXM approval to the release of QXM information not previously communicated to the market by QXM (or by Xing with QXM’s approval) or not otherwise required to be disclosed by Xing under relevant U.S. securities laws, which consent shall not be unreasonably withheld by QXM.
2.2 Xing covenants and agrees with QXM that Xing will not, and will procure that each of its subsidiaries will not, solely or jointly, or through any person, company, enterprise or unit other than QXM and its subsidiaries, develop, carry on, participate in, engage in, or be involved in any businesses or activities that result in or may result in direct or indirect competition with the QXM Business, including but not limited to (i) making investments in businesses that result in or may result in direct or indirect competition with the QXM Business; (ii) soliciting any business, for itself or for other persons, from any person that has business relationships with QXM; (iii) soliciting the employment of, or hiring, any officer, directors or employee of QXM and (iv) interfering with the QXM Business or encouraging other persons to interfere with the QXM Business ((i), (ii), (iii) and (iv) collectively, the “Competing Conduct”), provided, however, that the Competing Conduct shall not include the funding or other support for the current business of HZQX, which includes the manufacture and sale of Cosun-branded economy handsets for the PRC market (the “Current HZQX Handset Business”). For the avoidance of doubt, these economy handsets shall not include any additional key features that have not been substantially developed by HZQX as of the date of this Agreement, except pursuant to Article 3 below.
2.3 HZQX covenants and agrees with QXM that HZQX will not, and will procure that each of its subsidiaries will not, solely or jointly, or through any person, company, enterprise or unit, develop, carry on, participate in, engage in, or be involved in any businesses or activities that result in or may result in direct or indirect competition with the QXM Business, including but not limited to engaging in any of the Competing Conduct, provided that nothing in this Section 2.3 shall preclude HZQX from engaging in the Current HZQX Handset Business.
2.4 Mr. Wu covenants and agrees with QXM that Mr. Wu will not, and will procure that each of the members of his family will not, solely or jointly, or through any person, company, enterprise or unit other than QXM and its subsidiaries, develop, carry on, participate in, engage in, or be involved in any businesses that result in or may result in direct or indirect competition with the QXM Business, including but not limited to engaging in any of the Competing Conduct, provided that nothing in this Section 2.4 shall preclude Mr. Wu from funding or otherwise supporting the Current HZQX Handset Business.
Article 3 Right of First Refusal
3.1 If Xing, HZQX, any of Xing’s other subsidiaries, or Mr. Wu (himself or through one of his family members) is offered, or otherwise becomes aware of, any business opportunity that is reasonably likely to result in direct or indirect competition with the QXM Business or any business opportunity that is reasonably associated with the QXM Business, such party shall promptly notify QXM and shall use its best efforts to offer, or cause to be offered, such business opportunity to QXM. Upon receipt of such notice of such a business opportunity, QXM shall, as soon as practicable, convene a board meeting at which at least two independent directors are present, to discuss whether to pursue such business opportunity. If the board of QXM decides to pursue such business opportunity, QXM shall notify the other parties hereto and such parties shall not take any action to hinder such pursuit. If QXM notifies the other parties that QXM’s board has not elected to pursue such business opportunity or has not made such notification within thirty (30) days of the initial notification of the opportunity, then the other parties may, subject to the other provisions of this Agreement, pursue such opportunity or refer such opportunity to a third party.
Article 4 Miscellaneous
4.1 This Agreement shall operate for the benefit of and be binding on the successors in title and permitted assigns of each party hereto.
4.2 This Agreement constitutes the full and entire Agreement and understanding between the parties with regard to the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. No party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.
4.3 If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
4.4 All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made by delivery in person or by mail to the following addresses, or any other addresses or fax numbers informed by the parties to the other parties in writing five (5) days before such notice, request, claim, demand or other communication is sent:
If to QXM:
Qiao Xing Mobile Communication Co. Ltd.,
c/o CEC Telecom Co., Ltd.
10th Floor CEC Building,
6 Zhongguancun South Street,
Beijing, PRC, 100086
If to Xing or Mr. Wu or HZQX:
Qiao Xing Science Industrial Park
Tang Quan, Huizhou City,
Guangdong, PRC, 516023
4.5 This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
4.6 This Agreement shall be governed by and construed for all purposes under and in accordance with the laws of the PRC.
4.7 In the event that any of Xing, HZQX or Mr. Wu or any family member of Mr. Wu develops, carries on, participates in, engages in, or is involved in any businesses or activities that QXM considers to be a breach of this Agreement, QXM may notify the relevant party or parties in writing and request them to terminate their engagement in such businesses or activities. Immediately upon receiving such written request, the relevant party or parties shall suspend such businesses or activities as requested by QXM, even if they disagree with QXM’s interpretation of this Agreement, in which case they may seek to resolve such dispute or disputes in accordance with Article 4.8 of this Agreement. Such businesses or activities shall remain suspended until resolution of such dispute or disputes and may only be resumed in accordance with the decision of the arbitration tribunal or unless otherwise agreed between QXM and the relevant party or parties. Nothing in this Article 4.7 shall prejudice any other rights of QXM under this Agreement.
4.8 Any dispute arising out of or in connection with this Agreement shall be settled through friendly consultation among the parties hereto. The claiming party shall promptly notify the other party/ies in a dated notice that a dispute has arisen and describe the nature of the dispute. Each party shall nominate a representative from among its independent directors to participate in the consultation. If no settlement can be reached through such consultation within fifteen (15) days after the date of such notice of dispute, the dispute shall be finally settled by arbitration in accordance with the UNCITRAL Arbitration Rules in force at the time of such dispute. The appointing authority shall be the Hong Kong International Arbitration Center (the “HKIAC”). There shall be only one (1) arbitrator. The place of arbitration shall be in Hong Kong at the HKIAC. Any such arbitration shall be administered by HKIAC in accordance with the HKIAC Procedures for Arbitration in force at the date of this Agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained. The award of the arbitration tribunal shall be final and binding upon the parties hereto and may be enforced in any court of competent jurisdiction.
4.9 The rights which each of the parties have under this Agreement shall not be prejudiced or restricted by any indulgence or forbearance extended to another party. No waiver by any party in respect of a breach shall operate as a waiver in respect of any subsequent breach.
4.10 This Agreement shall not be varied or cancelled, unless the variation or cancellation is expressly agreed in writing by all the parties, which shall include the written consents from the majority of the independent directors of each of QXM and Xing.
4.11 The parties hereto, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to seek specific performance of their rights under this Agreement. Each of the parties agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement.
4.12 This Agreement shall be valid and effective from the date of the completion of the initial public offering of the ordinary shares of QXM and shall remain valid until the date on which Xing or Mr. Wu or any family member of Mr.Wu does not directly or indirectly own any shares of QXM, or unless otherwise terminated through the written agreement of the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

QIAO XING UNIVERSAL TELEPHONE, INC.

By:	/s/ Rui Lin Wu

Name:
Title:

QIAO XING MOBILE
COMMUNICATION CO,. LTD.

By:	/s/ [ILLEGIBLE]

Name:
Title:

HUI ZHOU QIAO XING
COMMUNICATION INDUSTRY, LTD.

By:	/s/ [ILLEGIBLE]

Name:
Title:

MR. Rui Lin Wu

/s/ Mr. Rui Lin Wu